UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Greif, Inc.

(Name of issuer)

Class B Common Stock, without par value

(Title of class of securities)

397624 20 6

(CUSIP number)

Joseph P. Boeckman, Esq.

Baker & Hostetler LLP

65 East State Street

Suite 2100

Columbus, Ohio 43215

(614) 228-1541

(Name, address and telephone number of person authorized to receive notices and communications)

May 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Name of reporting person Virginia D. Ragan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the United States of America
7	Sole voting power 3,418,617 shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power 3,418,617 shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person 5,545,643 shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 24.7%
14	Type of reporting person IN

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Name of reporting person Judith D. Hook
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the United States of America
7	Sole voting power 3,140,092 shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power 3,140,092 shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person 5,267,118 shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.4%
14	Type of reporting person IN

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Name of reporting person Shannon J. Dempsey
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Citizen of the United States of America
7	Sole voting power 1,039,488 shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power 1,039,488 shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person 3,166,514 shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 14.1%
14	Type of reporting person IN

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Names of reporting persons Nob Hill Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Not applicable (trust has no designated place of organization)
7	Sole voting power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power -0- shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person 2,127,026 shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.5%
14	Type of reporting person OO (trust)

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Names of reporting persons Marquis Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Not applicable (trust has no designated place of organization)
7	Sole voting power -0- shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power -0- shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person -0- shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO (trust)

SCHEDULE 13D/A

(Amendment No. 10)

CUSIP No.: 397624 20 6
1	Names of reporting persons Hyatts Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Not applicable (trust has no designated place of organization)
7	Sole voting power -0- shares of Class B Common Stock (as of May 15, 2010)
8	Shared voting power -0- shares of Class B Common Stock (as of May 15, 2010)
9	Sole dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
10	Shared dispositive power -0- shares of Class B Common Stock (as of May 15, 2010)
11	Aggregate amount beneficially owned by each reporting person -0- shares of Class B Common Stock (as of May 15, 2010)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person OO (trust)

ITEMS 1 THROUGH 7 OF

SCHEDULE 13D/A (AMENDMENT NO. 10)

FOR THE REPORTING PERSONS (AS DEFINED HEREIN)

Background of Filing

On September 9, 2003, Virginia D. Ragan (“Ms. Ragan”) filed her initial Schedule 13D jointly with Michael H. Dempsey, the Naomi C. Dempsey Trust and the Naomi A. Coyle Trust. Since that time, Ms. Ragan has filed amended Schedule 13Ds from time to time, with her last amended Schedule 13D being filed jointly with the Estate of Michael H. Dempsey, Judith D. Hook, the Nob Hill Trust, the Marquis Trust, the Hyatts Trust and two other trusts created by the division of the Naomi C. Dempsey Trust.

On May 26, 2009, Judith D. Hook (“Ms. Hook”) filed her initial Schedule 13D jointly with the Estate of Michael H. Dempsey, Virginia D. Ragan, the Nob Hill Trust, the Marquis Trust, the Hyatts Trust and two other trusts created by the division of the Naomi C. Dempsey Trust.

Shannon J. Dempsey (“Ms. Dempsey”) has not previously filed a Schedule 13D.

On December 17, 2007, the Nob Hill Trust, the Marquis Trust and the Hyatts Trust filed a Schedule 13D jointly with each other and with Michael H. Dempsey, Ms. Ragan, Mary T. McAlpin and two other trusts created by the division of the Naomi C. Dempsey Trust. On May 26, 2009, each of these trusts filed an amended Schedule 13D jointly with each other and with the Estate of Michael H. Dempsey, Virginia D. Ragan, Judith D. Hook and two other trusts created by the division of the Naomi C. Dempsey Trust.

This Schedule 13D/A (Amendment No. 10) (this “Schedule 13D/A”) is being filed jointly by Ms. Ragan, Ms. Hook, Ms. Dempsey, the Nob Hill Trust, the Marquis Trust and the Hyatts Trust (collectively, the “Reporting Persons”).

The Schedule 13D/A relates primarily to the following transactions in the Class B Common Stock (as defined below):

1.	The appointment of Ms. Dempsey as a successor trustee of the Nob Hill Trust on May 15, 2010. Ms. Ragan and Ms. Hook are also trustees of the Nob Hill Trust. The Nob Hill Trust owns 2,127,026 shares of Class B Common Stock. On that same date, Ms. Dempsey was also appointed as successor trust to a family trust related to the Nob Hill Trust in replacement of Ms. Ragan and Ms. Hook as trustees. This family trust owns 23,334 shares of Class B Common Stock.

2.	The liquidating distribution by the Marquis Trust of all of its shares of Class B Common Stock (2,042,028 shares) to Ms. Ragan, the sole beneficiary of that trust, on May 15, 2010. Accordingly, the Marquis Trust is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act.

3.	The liquidating distribution by the Hyatts Trust of all of its shares of Class B Common Stock (2,046,028 shares) to Ms. Hook, the sole beneficiary of that trust, on May 15, 2010. Accordingly, the Hyatts Trust is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act.

Item 1.	Security and Issuer

This Schedule 13D/A relates to the Class B Common Stock, without par value (the “Class B Common Stock”), of Greif, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 425 Winter Road, Delaware, Ohio 43015.

Item 2.	Identity and Background

(a)	This Schedule 13D/A is being filed on behalf of each of the following Reporting Persons:

Ms. Ragan;

Ms. Hook;

Ms. Dempsey;

Nob Hill Trust;

Marquis Trust; and

Hyatts Trust.

(b)	The business address for each Reporting Person is as follows:

For Ms. Ragan:

Virginia D. Ragan

65 East State Street, Suite 2100

Columbus, Ohio 43215

For Ms. Hook:

Judith D. Hook

65 East State Street, Suite 2100

Columbus, Ohio 43215

For Ms. Dempsey:

Shannon J. Dempsey

65 East State Street, Suite 2100

Columbus, Ohio 43215

For the Nob Hill Trust:

Nob Hill Trust

c/o Virginia D. Ragan, Judith D. Hook and Shannon J. Dempsey, Co-Trustees

782 W. Orange Road

Delaware, Ohio 43015

For the Marquis Trust:

Marquis Trust

c/o Virginia D. Ragan, Trustee

782 W. Orange Road

Delaware, Ohio 43015

For the Hyatts Trust:

Hyatts Trust

c/o Judith D. Hook, Trustee

782 W. Orange Road

Delaware, Ohio 43015

(c)	Present Principal Occupation or Employment:

For Ms. Ragan: Investor

For Ms. Hook: Investor

For Ms. Dempsey: Investor

For the Nob Hill Trust: Not applicable

For the Marquis Trust: Not applicable

For the Hyatts Trust: Not applicable

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

For Ms. Ragan: United States of America

For Ms. Hook: United States of America

For Ms. Dempsey: United States of America

For the Nob Hill Trust: Not applicable

For the Marquis Trust: Not applicable

For the Hyatts Trust: Not applicable

Item 3.	Source and Amount of Funds or Other Consideration

For Ms. Ragan:

As trustee under her revocable, grantor retained annuity and other trusts, Ms. Ragan is the beneficial owner of 3,418,617 shares of Class B Common Stock. Ms. Ragan and these trusts acquired all of these shares by gift or for no consideration.

Ms. Ragan is a co-trustee of the Nob Hill Trust (which is also a Reporting Person), which owns 2,127,026 shares of Class B Common Stock. This trust acquired all of its shares of Class B Common Stock by gift or for no consideration.

For Ms. Hook:

As trustee under her revocable, grantor retained annuity, charitable lead annuity and other trusts, Ms. Hook is the beneficial owner of 3,140,092 shares of Class B Common Stock. Ms. Hook and these trusts acquired all of these shares by gift or for no consideration.

Ms. Hook is a co-trustee of the Nob Hill Trust (which is also a Reporting Person), which owns 2,127,026 shares of Class B Common Stock. This trust acquired all of its shares of Class B Common Stock by gift or for no consideration.

For Ms. Dempsey:

As trustee under various trusts created by her deceased spouse Michael H. Dempsey, as well as serving as executor of his estate, and as trustee of a family trust related to the Nob Hill Trust, Ms. Dempsey is the beneficial owner of 1,039,488 shares of Class B Common Stock. Mr. Dempsey, these trusts and Ms. Dempsey acquired all of these shares by gift or for no consideration.

Ms. Dempsey is a co-trustee of the Nob Hill Trust (which is also a Reporting Person), which owns 2,127,026 shares of Class B Common Stock. This trust acquired all of its shares of Class B Common Stock by gift or for no consideration.

For the Nob Hill Trust:

The Nob Hill Trust was created by the division of the Naomi C. Dempsey Trust on November 14, 2007. On December 11, 2007, the Nob Hill Trust was funded with a transfer of 2,127,026 shares of Class B Common Stock from the Naomi C. Dempsey Trust. Ms. Ragan and Ms. Hook were designated as successor co-trustees of the Nob Hill Trust following the death of Mr. Dempsey on April 29, 2009, and Ms. Dempsey was appointed as a successor co-trustee on May 15, 2010.

For the Marquis Trust: Not applicable.

For the Hyatts Trust: Not applicable.

Item 4.	Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from the New York Stock Exchange; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

While no Reporting Person has any current plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company from third parties, from time to time each Reporting Person may engage in transactions with other members of the Dempsey family or entities controlled by the Dempsey family (such as corporations, limited liability companies, partnerships and trusts) in which such Reporting Person may acquire or dispose of shares of Class B Common Stock.

Ms. Hook is a director of the Company. Changes to the Company’s present board of directors may occur as a result of persons nominated for election as directors by the board of directors or a committee thereof and who are subsequently elected by the Company’s Class B stockholders.

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	Ms. Ragan is the beneficial owner of 5,545,643 shares of Class B Common Stock representing 24.7% of the outstanding shares of Class B Common Stock.

	(ii)	Ms. Hook is the beneficial owner of 5,267,118 shares of Class B Common Stock representing 23.4% of the outstanding shares of Class B Common Stock.

	(iii)	Ms. Dempsey is the beneficial owner of 3,166,514 shares of Class B Common Stock representing 14.1% of the outstanding shares of Class B Common Stock.

	(iv)	The Nob Hill Trust is the beneficial owner of 2,127,026 shares of Class B Common Stock representing 9.5% of the outstanding shares of Class B Common Stock.

	(v)	The Marquis Trust does not own any shares of Class B Common Stock.

	(vi)	The Hyatts Trust does not own any shares of Class B Common Stock.

(b)	(i)

Ms. Ragan has the sole power to vote and dispose of 3,418,617 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Ragan is the sole trustee.

Ms. Ragan shares the power to vote and dispose of 2,127,026 shares of Class B Common Stock held in the Nob Hill Trust. Ms. Ragan, Ms. Hook and Ms. Dempsey are co-trustees of this trust and share voting and dispositive powers with respect to the shares.

(ii)

Ms. Hook has the sole power to vote and dispose of 3,140,092 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Ragan is the sole trustee.

Ms. Hook shares the power to vote and dispose of 2,127,026 shares of Class B Common Stock held in the Nob Hill Trust. Ms. Hook, Ms. Ragan and Ms. Dempsey are co-trustees of this trust and share voting and dispositive powers with respect to the shares.

(iii)

Ms. Dempsey has the sole power to vote and dispose of 1,039,488 shares of Class B Common Stock. All of these shares are held in various trusts in which Ms. Dempsey is the sole trustee.

Ms. Dempsey shares the power to vote and dispose of 2,127,026 shares of Class B Common Stock held in the Nob Hill Trust. Ms. Dempsey, Ms. Ragan and Hook are co-trustees of this trust and share voting and dispositive powers with respect to the shares.

	(iv)	For the Nob Hill Trust, Ms. Ragan, Ms. Hook and Ms. Dempsey, as co-trustees, share the power to vote and dispose of the 2,127,026 shares of Class B Common Stock owned by this trust.

	(v)	The Marquis Trust does not own any shares of Class B Common Stock.

	(vi)	The Hyatts Trust does not own any shares of Class B Common Stock.

(c)	(i)	Ms. Ragan received a distribution of 85,000 shares of Class B Common Stock from the Marquis Trust on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

	(ii)	Ms. Hook received a distribution of 81,000 shares of Class B Common Stock from the Hyatts Trust on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by Ms. Ragan.

	(iii)	Ms. Dempsey has not effected any transactions in shares of Class B Common Stock during the past 60 days except as otherwise disclosed in this Schedule 13D/A.

	(iv)	The Nob Hill Trust has not effected any transactions in shares of Class B Common Stock during the past 60 days except as otherwise disclosed in this Schedule 13D/A.

	(v)	The Marquis Trust made a distribution of 85,000 shares of Class B Common Stock to Ms. Ragan, as beneficiary of such trust, on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by the Marquis Trust.

	(vi)	The Hyatts Trust made a distribution of 81,000 shares of Class B Common Stock to Ms. Hook, as beneficiary of such trust, on February 25, 2010. Except as described in the preceding sentence or otherwise in this Schedule 13D/A, no transactions in shares of Class B Common Stock were effected during the past 60 days by the Hyatts Trust.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class B Common Stock beneficially owned by the Reporting Persons.

(e)	(i)	As described in this Schedule 13D/A, on May 15, 2010, the Marquis Trust ceased to be a beneficial owner of more than 5% of the Class B Common Stock.

	(ii)	As described in this Schedule 13D/A, on May 15, 2010, the Hyatts Trust ceased to be a beneficial owner of more than 5% of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement dated May 18, 2010, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	/s/ Virginia D. Ragan
Virginia D. Ragan

[Signatures continued on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	/s/ Judith D. Hook
Judith D. Hook

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	/s/ Shannon J. Dempsey
Shannon J. Dempsey

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	MARQUIS TRUST

/s/ Virginia D. Ragan, Trustee
Virginia D. Ragan, Trustee of the Marquis Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	HYATTS TRUST

/s/ Judith D. Hook, Trustee
Judith D. Hook, Trustee of the Hyatts Trust

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 18, 2010	NOB HILL TRUST

/s/ Virginia D. Ragan, Co-Trustee
Virginia D. Ragan, Co-Trustee of the Nob Hill Trust

/s/ Judith D. Hook, Co-Trustee
Judith D. Hook, Co-Trustee of the Nob Hill Trust

/s/ Shannon J. Dempsey, Co-Trustee
Shannon J. Dempsey, Co-Trustee of the Nob Hill Trust